

May 7, 2013

Via E-mail
George Yu
Chief Executive Officer
Cyto Wave Technologies, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

> **Re:** **Cyto Wave Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed April 23, 2013**
> **File No. 000-54907**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Proposed Products – Underlying Technology, page 3

1.   In the last paragraph on page 4 you indicate that the decrease was "a result" of the nanobubbles. Please tell us how you determined that the decrease was the result of nanobubbles. Also, please tell us why the this paragraph does not address potential side effects or adverse events like you do in the next paragraph that describes labeled CTCs.

Our Patents, page 8

2.   From the last paragraph of section 3 of exhibit 10.6, it appears that at least portions of the PA system might not be protected by your patents. Please revise your disclosure to clarify the scope of your patents with regard to the PA system and otherwise. See the last sentence of comment 8 in our letter to you dated March 26, 2013.

Our Clinical Trials, page 12

3.   We note your response to the prior comment 9. Please expand your disclosure in the appropriate section of your document to explain why your trials did not begin as anticipated. Your disclosure in the third paragraph regarding delays currently addresses only potential future delays, not actual delays that you have experienced.

4.   We note your response to prior comment 10. Please tell us why you disclose in the second paragraph of this section that in the first trial Professors Hutchins and Zharov are the principal investigator and sub-investigator, respectively, given the information in the first table of exhibit 10.8 that Professor Zharov is the principal investigator and that Professor Hutchins is not mentioned in the table.

The federal government has "March-in Rights" to grant additional rights, page 15

5.   We note your revisions in response to prior comment 11. Please tell us why you do not describe in the caption and text of a risk factor the government rights in 35 U.S.C. Section 202(c)(4).

Our Research Agreement with the University of Arkansas, page 17

6.   Please reconcile the disclosure in this risk factor about the cost of $436,485 for the performance period from April 1, 2013 through August 31, 2013 with the information in exhibit 10.8 about costs of $262,750 and $436,485 for the periods April 1, 2013 through August 31, 2013 and September 1, 2013 through March 31, 2014, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement **from the company** acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Frank Hariton, Esq.